FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 10, 2021	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Connecting Markets East & West    Consolidated Results of Operations Third quarter, year ending March 2021 (US GAAP) Nomura Holdings, Inc. February 2021 © Nomura

Outline    Presentation Executive summary (P2-5) Overview of results (P6) Business segment results (P7) Retail (P8-9) Asset Management (P10-11) Wholesale (P12-14) Non-interest expenses (P15) Robust financial position (P16) Funding and liquidity (P17)    Financial Supplement Consolidated balance sheet (P19) Value at risk (P20) Consolidated financial highlights (P21) Consolidated income (P22) Main revenue items (P23) Consolidated results: Income (loss) before income taxes by segment and region (P24) Segment “Other” (P25) Retail related data (P26-29) Asset Management related data (P30-31) Wholesale related data (P32) Number of employees (P33)

Executive summary (1)

NOMURA

FY2020/21 1Q - 3Q highlights

- **Income before income taxes: Y396.8bn (+45% YoY); Net income[1]: Y308.5bn (+23% YoY); Record high since FY2001/02[4]**
  - All business segments reported significantly stronger income before income taxes YoY; Three segment revenues grew nearly 30%, while expenses increased by only 4%
  - International business income before income taxes (Y167.2bn) at record high since FY2002/03[5] driven by market share growth in core products and cost reductions, accounting for 42% of firm-wide income before income taxes (vs. 22% in same period last year)
- **Three segment income before income taxes of Y349.3bn (+132% YoY)**
  - Retail: Delivered results from coverage area specific approaches and non-face-to-face sales activities as pandemic limited in-person interactions
  - Asset Management: Inflows topped Y2.2trn which combined with market factors to lift AuM to record high (Y61.2trn) at end of December
  - Wholesale: All business lines and regions reported stronger revenues and cost reductions took effect, resulting in income before income taxes increasing 180% YoY

	FY20/21 1Q-3Q	FY19/20 1Q-3Q	YoY
Net revenue	Y1,231.8bn	Y1,050.4bn	17%
Income (loss) before income taxes	Y396.8bn	Y273.0bn	45%
Net income (loss)[1]	Y308.5bn	Y251.5bn	23%
EPS[2]	Y98.30	Y75.65	30%
ROE[3]	15.1%	12.6%	

Income (loss) before income taxes: Segment information	FY20/21 1Q-3Q	FY19/20 1Q-3Q	YoY
Retail	Y66.2bn	Y31.0bn	113%
Asset Management	Y52.9bn	Y37.5bn	41%
Wholesale	Y230.2bn	Y82.1bn	180%
Three segment total	Y349.3bn	Y150.7bn	132%
Other	Y40.6bn	Y127.1bn	-68%
Unrealized gain (loss) on investments in equity securities held for operating purposes	Y6.9bn	-Y4.8bn	-
Income (loss) before income taxes	Y396.8bn	Y273.0bn	45%

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
4. *Reporting under US GAAP started in FY2001/02.*
5. *Reporting international income (loss) before income taxes started in FY2002/03*
6. *FY19/20 1Q-3Q includes gain on sales of Nomura Research Institute (Y73.3bn), FY20/21 1Q-3Q includes gain related to approval to convert rights in Nihonbashi redevelopment project (Y71.1bn).*

2

(Reference) Regional and segment breakdown of income before income taxes    International income before income taxes up 2.8x, increasing to 42% of firm-wide total    (billions of yen) Japan    42% Americas EMEA    396.8 AEJ    (Gain related to Nihonbashi International ratio 22%    redevelopment) 71.1    273.0 229.6    (Sale of NRI stake)    158.5    73.3    Japan 212.6    139.3 2.8x    126.8 International 60.3 31.8    4.4    5.4 23.2    36.0    FY2019/20    FY2020/21    1Q-3Q    1Q-3Q     Three segment total: Revenue growth and cost minimization    (billions of yen)    +27% YoY 1,062.3 Revenue    Expenses 835.9    Thee segment 685.2 713.0 net revenue, non-    interest expenses Increased    by only    +4% YoY    FY2019/20 FY2020/21 1Q-3Q 1Q-3Q    (billions of yen) 349.3    +132% YoY 230.2 Wholesale Three segment    income before 150.7    income taxes 82.1 52.9 Asset    Management 37.5    31.0 66.2 Retail FY2019/20 FY2020/21    1Q-3Q 1Q-3Q    3

(Reference) Growing presence in Wholesale business

NOMURA

Market share growth in core products

UST trading volume share[1]



#8
#5
1.4x
5.8%
8.0%
2016
2019

EGB trading volume share[2]



#14
#2
3.0x
3.0%
9.1%
2016
2020

AEJ Credit revenue share[3]



#5
#4
1.4x
5.4%
7.7%
2016
2020 1H

US RMBS new issuance securitization share[4]



#11
#2
7.1x
1.9%
13.5%
2016
2020

US EQ listed option revenue share[5]



#6
#1
1.5x
9.0%
14.0%
2016
2020 1H

Global M&A league table (2020)[6]

Rank-ing	Financial advisor	Deal size (US$bn)	Share
1	Goldman Sachs	911.9	26.0%
2	Morgan Stanley	799.8	22.8%
3	JP Morgan	700.2	20.0%
:			
11	Nomura	174.5	5.0%

Global SSA bonds[7] league table (2020)[8]

Rank-ing	Book runner	Deal size (US$bn)	Share
1	JP Morgan	189.1	7.4%
2	Citi	174.0	6.8%
3	Barclays	135.1	5.3%
4	Nomura	115.0	4.5%
5	Deutsche Bank	114.2	4.5%

Performance on par with US peers

Jan – Dec 2020 YoY growth in Global Markets revenues[9]



US peers
Nomura
43%
41%
37%
32%
17%
38%
A
B
C
D
E
Nomura

1. Source: Greenwich, unweighted trading volume share 2. Source: Bloomberg, duration weighted trading volume share 3. Source: Coalition Competitor Analytics and Nomura. Ranks are based upon the following peers (BofA, BARC, BNPP, Citi, CS, DB, GS, JPM, MS, HSBC, UBS). Market share results are based on industry revenue pools and Nomura's internal revenues, and are based upon Nomura's product taxonomy 4. Source: Bloomberg, deal count share 5. Source: Third party research 6. Source: Bloomberg (Jan 1, 2020 – Dec 31, 2020) 7. Sovereigns, Supranationals and Agency bonds 8. Source: Dealogic (Jan 1, 2020 – Dec 31, 2020) 9. Source: Nomura, based on company disclosures (BofA, Citi, GS, JPM, MS). Competitors' "Global Markets" businesses may include additional or fewer business lines and/or apply differing accounting treatment or policies, and therefore may not be directly comparable.

4

Executive summary(2)

NOMURA

FY2020/21 3Q highlights

- **Income before income taxes: Y131.3bn; Net income[1]: Y98.4bn; ROE[2]: 14.2%; EPS[3]: Y31.16**
  - Three segment income before income taxes of Y127.5bn; Highest in 13 and a half years since FY2007/08 1Q
    - ✓ All business segments reported stronger income before income taxes both QoQ and YoY
  - International business booked third straight profitable quarter (Y59.5bn); Low effective tax rate of 24%
- **Three segment income before income taxes of Y127.5bn (+28% QoQ; +82% YoY)**
- **All business segments reported stronger income before income taxes; Cost reductions took effect keeping expenses down even as revenues grew**

Retail
- Income before income taxes at three-year high; Diversified client approaches and favorable market conditions supported revenue growth

Asset Management
- Strongest income before income taxes since FY2001/02[4]; Inflows contributed to record high AuM (Y61.2trn), while American Century Investments related gain/loss also contributed to results

Wholesale
- Fifth best quarterly income before income taxes since FY2001/02[4]
- Equities revenues continued to grow driven by Derivatives, while Fixed Income revenues remained strong in line with the prior year period despite slowing QoQ
- Investment Banking delivered strongest revenues since FY2011/12 3Q with global M&A revenues increasing and contributions from Japan ECM transactions

Income (loss) before income taxes and net income (loss)[1]



Firm-wide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
74.8
55.8
138.6
128.5
69.7
57.1
-24.7
-34.5
181.8
142.5
83.6
67.6
131.3
98.4
FY2019/20
FY2020/21
1Q
2Q
3Q
4Q
1Q
2Q
3Q



Three segment income (loss) before income taxes
Wholesale
Asset Management
Retail
Average: 116.4
Average: 42.6
46.3
34.2
70.2
19.8
122.1
99.7
127.5
FY2019/20
FY2020/21
1Q
2Q
3Q
4Q
1Q
2Q
3Q

1. Net income (loss) attributable to Nomura Holdings shareholders
2. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
3. Diluted net income attributable to Nomura Holdings shareholders per share.
4. Reporting under US GAAP started in FY2001/02.

5

Overview of results    Highlights (billions of yen, except EPS and ROE)    FY2020/21    FY2020/21    QoQ YoY YoY 3Q    1Q-3Q Net revenue 402.1 9% 20% 1,231.8 17% Non-interest expenses 270.8 -5% 2% 835.1 7% Income before income taxes 131.3 57% 88% 396.8 45% Net income1 98.4 45% 72% 308.5 23% EPS2 Y31.16 45% 77% Y98.30 30% ROE3 14.2%    15.1%    1. Net income attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.    6

Business segment results    Net revenue and income (loss) before income taxes    (billions of yen) FY2020/21    FY2020/21 QoQ YoY YoY    3Q    1-3Q Net revenue Retail 98.2 6% 9% 272.0 10% Asset management 37.3 39% 47% 98.2 15% Wholesale 223.1 1% 20% 692.1 38% Subtotal 358.6 5% 19% 1,062.3 27% Other* 40.8 51% 14% 162.6 -26% Unrealized gain (loss) on investments in equity 2.6 35%—6.9— securities held for operating purposes    Net revenue 402.1 9% 20% 1,231.8 17% Income Retail 28.3 24% 61% 66.2 113% (loss) before    Income Asset Management 22.3 96% 140% 52.9 41% taxes    Wholesale 76.9 17% 78% 230.2 180% Subtotal 127.5 28% 82% 349.3 132% Other* 1.2—-47% 40.6 -68% Unrealized gain (loss) on investments in equity 2.6 35%—6.9— securities held for operating purposes    Income (loss) before income taxes 131.3 57% 88% 396.8 45%    *Additional information on “Other”    Gain related to economic hedging (Y1.4bn)    Gain on changes to own and counterparty credit spread relating to Derivatives (Y2.5bn)    7

Retail    Net revenue and income before income taxes    (billions of yen)    FY2019/20 FY2020/21 QoQ YoY 3Q 4Q 1Q 2Q 3Q    Net revenue 90.0 88.8 81.1 92.8 98.2 6% 9% Non-interest expenses 72.4 70.4 66.0 70.0 69.8 -0.2% -4% Income before income taxes 17.6 18.4 15.1 22.8 28.3 24% 61%    Key points    Net revenue: Y98.2bn (+6% QoQ; +9% YoY) Income before income taxes: Y28.3bn (+24% QoQ; +61% YoY) Net revenue and income before income taxes both up QoQ and YoY—Revenue growth supported by diversified client approaches and favorable market conditions; Stronger sales of secondary stocks and bonds—Cost reductions also helped lift income before income taxes to highest level in three years Client franchise Dec/3Q Sep/2Q —Retail client assets Y121.0trn Y115.2trn —Accounts with balance 5.33m 5.32m —Net inflows of cash and securities1 -Y194.6bn Y343.9bn —Inflows of cash and securities2 Y1,006.4bn Y1,050.2bn    Total sales2 (billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products 3,000 2,000 1,000 0 FY2019/20 FY2020/21 3Q 4Q 1Q 2Q 3Q    Total sales2 increased 2% QoQ Stocks: +0.5% QoQ – Stronger sales of Japan secondary stocks – Primary stock subscriptions3 (Y193.9bn, -40% QoQ) remained high despite declining, while sales of foreign stocks were strong Investment trusts: -7% QoQ Although sales of investment trusts slowed, we continued to see inflows into US stock funds targeting corporate growth and ESG-related funds Bonds: Y397.4bn; +23% QoQ Stronger sales of JGBs for individuals and secondary foreign bonds Sales of discretionary investments and insurance increased 38% QoQ    1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Retail channels only. 3. Retail channels, Net & Call, Hotto Direct and Japan Wealth Management Group (included from FY2020/21 3Q).    8

NOMURA

Retail: Continued efforts in approaches by coverage area

Recurring revenue assets and recurring revenue


(trillions of yen)
(billions of yen)
Recurring revenue assets
Recurring revenue (rhs)
20.0
15.0
10.0
5.0
0.0
30.0
20.0
10.0
0.0
17.4
15.3
16.3
16.9
17.8
22.5
21.3
19.7
21.2
22.0
FY2019/20
FY2020/21
Dec/3Q
Mar/4Q
Jun/1Q
Sep/2Q
Dec/3Q

	Dec/3Q	Sep/2Q
■ Recurring revenue assets and recurring revenue grew as market rallied		
– Recurring revenue assets	Y17.8trn	Y16.9trn
– Investment trust net inflows[1]	-Y54.2bn	Y107.9bn
– Discretionary investment net inflows[1]	-Y40.1bn	-Y64.6bn
– Recurring revenue	Y22.0bn	Y21.2bn
■ Consulting-related revenue declined due to lower contribution from real estate business, while insurance and M&A revenue increased		
– Consulting-related revenue	Y3.5bn	Y3.9bn
■ Efforts to enhance approaches by coverage area are delivering results with the number of active clients trending above the same period last year		

Consulting-related revenue


(billions of yen)
5.0
4.0
3.0
2.0
1.0
0.0
3.6
4.6
1.6
3.9
3.5
FY2019/20
FY2020/21
3Q
4Q
1Q
2Q
3Q

Number of active clients[2]


(thousands of accounts)
FY2019/20
FY2020/21
1,200
1,000
800
600
400
200
473
465
717
695
887
863
1,071
Jun
Sep
Dec
Mar

1. Retail channels and Japan Wealth Management Group
2. Number of clients who transacted at least once since April 1 (accumulated)

9

NOMURA

Asset Management

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	FY2019/20		FY2020/21			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Revenue (excl. ACI-related gain/loss)	26.0	23.4	23.7	24.7	**24.1**	-2%	-7%
ACI-related gain/loss	-0.6	-16.4	10.3	2.2	**13.2**	6.1x	-
Net revenue	25.4	7.0	34.0	26.8	**37.3**	39%	47%
Non-interest expenses	16.1	15.8	14.9	15.4	**15.0**	-3%	-7%
Income (loss) before income taxes	9.3	-8.7	19.2	11.4	**22.3**	96%	140%

Assets under management (net)[2]


(trillions of yen)
Investment trust business
Investment advisory and international businesses
55.6
16.8
38.8
49.3
15.0
34.3
54.5
15.9
38.5
55.7
15.7
40.0
61.2
17.3
43.9
FY2019/20
FY2020/21
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y37.3bn (+39% QoQ; +47% YoY)
- Income before income taxes: Y22.3bn (+96% QoQ; +140% YoY)
  - Net revenue and income before income taxes both up QoQ on increase in American Century Investments (ACI) related gain/loss; Net revenue and income before income taxes both at record high since FY2001/02[3]
  - Inflows contributed to record high AuM; Revenue (excl. ACI-related gain/loss) remained flat QoQ despite changes to product mix and impact from revision of ETF fees

Investment trust business

- Continued inflows into ETFs boosted ETF AuM to record high (Y24.5trn at end Dec, market share[4] of 45%)
- Defined contribution (DC) plan funds also reported ongoing inflows
- Core investment trusts reported net outflows due to profit taking, but inflows were booked in ESG-related products such as Nomura BlackRock Circular Economy Stock Fund (Dec AuM: Y132.3bn) and Nomura Environmental Leaders Strategy Fund (Dec AuM: Y94.1bn)

Investment advisory and international businesses

- Won mandates in Japan from public pension fund for yen bond passive fund and Japan equity value fund and booked inflows into alternatives (private equity, infrastructure funds, etc.) and Japan equity ESG fund
- Internationally, we booked inflows into products including UCITS[5] bond fund (Global Dynamic Bond Fund[6]), high yield, foreign equities, and Japan equity growth fund

1. *This table presents a reconciliation of net revenues (other than ACI-related gain/loss) and ACI-related gain/loss, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related gain/loss includes fair value adjustments of our investment, funding cost equivalent for our investment and dividends from ACI.*
2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.* 3. *Reporting under US GAAP started in FY2001/02.*
4. *Source: The Investment Trusts Association, Japan.* 5. *Undertakings for Collective Investment in Transferable Securities (UCITS) compliant fund.* 6. *Absolute return fund comprising various types of bonds and derivatives.*

10

Asset Management: Inflows lifting international AuM

NOMURA

Flow of funds[1]



(billions of yen)
1,500
1,000
500
0
-500
-1,000
Investment advisory and international businesses
Investment trust business
494
198
296
707
146
560
1,210
-163
1,046
563
-640
-77
1,266
678
588
FY2019/20
FY2020/21
3Q
4Q
1Q
2Q
3Q

Nomura Asset Management public investment trust market share[2]



29.0%
28.0%
27.0%
26.0%
27.9%
28.2%
28.5%
28.1%
28.3%
FY2019/20
FY2020/21
Dec
Mar
Jun
Sep
Dec

Flow of funds in investment trust business[1]



(billions of yen)
Investment trust business (excl. ETFs)
MRFs, etc.
Other investment trusts (excl. ETFs)
ETFs
2,000
1,500
1,000
500
0
-500
-1,000
182
115
1,130
-570
57
1,153
-55
618
385
203
FY2019/20
FY2020/21
3Q
4Q
1Q
2Q
3Q

International AuM growth driven by inflows

- ✓ Inflows of approx. Y600.0bn from April to December into UCITS[3] bond fund, high yield, and global and Japan equity funds; International AuM up by Y2trn from March 2020
- ✓ All three international regions contributed to inflows and we continued to leverage the firm's global network to expand distribution channels
- ✓ Promote stock and bond investment strategies globally that incorporate ESG factors

AuM up Y2.0trn year to date (+35%)



(trillions of yen)
Inflows
6.0
6.8
0.2
7.1
0.1
8.0
0.3
Mar 2020
Jun 2020
Sep 2020
Dec 2020

1. *Based on assets under management (net).* 2. *Source: The Investment Trusts Association, Japan.*
3. *Undertakings for Collective Investment in Transferable Securities (UCITS) compliant fund*

11

NOMURA

Wholesale

Net revenue and income before income taxes[1]

(billions of yen)	FY2019/20		FY2020/21			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	160.1	134.3	232.6	192.3	**187.5**	-2%	17%
Investment Banking	26.4	11.6	16.1	28.1	**35.6**	27%	35%
Net revenue	186.5	145.9	248.7	220.3	**223.1**	1%	20%
Non-interest expenses	143.3	135.8	160.8	154.8	**146.3**	-6%	2%
Income before income taxes	43.2	10.1	87.9	65.5	**76.9**	17%	78%
						(Average of past four quarters)	
CIR	*77%*	*93%*	*65%*	*70%*	***66%***	*71%*	
Revenue/modified RWA[2]	*7.6%*	*5.8%*	*7.9%*	*8.5%*	***8.9%***	*7.8%*	

Net revenue by region

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
73.6
36.9
22.4
53.7
54.8
12.1
21.6
57.5
92.1
58.8
31.4
66.4
95.2
33.5
33.0
58.6
80.5
35.8
40.7
66.1
Americas
EMEA
AEJ
Japan
FY2019/20
FY2020/21
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y223.1bn (+1% QoQ; +20% YoY)
- Income before income taxes: Y76.9bn (+17% QoQ; +78% YoY)
- Net revenue and income before income taxes both at fifth highest level since FY2001/02[3]
  - Equities revenues continued to grow driven by Derivatives, while Fixed Income revenues declined QoQ but remained solid roughly unchanged YoY
  - Investment Banking revenues strongest since FY2011/12 3Q driven by global M&A revenue growth and contributions from Japan ECM deals

Net revenue by region (QoQ; YoY)

- Americas: Y80.5bn (-15%; +9%)
  - Revenues remained high, but slowed mainly in Rates from last quarter which was the best quarter since start of business rebuild; Equity Derivatives had a good quarter and Securitized Products revenues grew significantly
- Japan: Y66.1bn (+13%; +23%)
  - Fixed Income slowed QoQ, while Equities revenues increased driven by Derivatives
  - M&A and ECM contributed to strong growth in Investment Banking revenues
- AEJ: Y40.7bn (+23%; +82%)
  - Best quarterly revenues in six years since FY2014/15 3Q; FX/EM posted substantially higher revenues and Credit and Equities remained solid
- EMEA: Y35.8bn (+7%; -3%)
  - Investment banking revenues increased QoQ driven by contributions from M&A and DCM

1. *This table shows net revenue for Wholesale using adjusted figures for Global Markets and Investment Banking based on management accounting not applicable to US GAAP.*
2. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier I capital calculated and presented under Basel III divided by our internal minimum capital ratio target.* 3. *Reporting under US GAAP started in FY2001/02.*

12

NOMURA

Wholesale: Global Markets

Net revenue


(billions of yen)
Equities
Fixed Income
160.1
60.3
99.7
134.3
56.3
78.0
232.6
77.7
154.9
192.3
87.6
104.6
187.5
89.4
98.1
QoQ -2%
YoY +17%
FY2019/20
FY2020/21
3Q
4Q
1Q
2Q
3Q

FY2020/21 3Q net revenue by region


YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y187.5bn (-2% QoQ; +17% YoY)
  - Maintained momentum of strong previous quarter, with net revenue at a record high since FY2001/02[1] for 3Q
    - Client activity remained robust on the back of the macro environment and US election, and we were able to monetize client flows as global equity markets rallied and the US dollar weakened

<u>Fixed Income</u>

- Net revenue: Y98.1bn (-6% QoQ; -2% YoY)
  - Rates declined QoQ, but Agency Mortgages remained solid
  - FX/EM and Securitized Products had a strong quarter and Credit remained robust

<u>Equities</u>

- Net revenue: Y89.4bn (+2% QoQ; +48% YoY)
  - Cash Equities and Derivatives both continued to grow from strong prior quarter driven by robust client flows

- Americas: In Fixed Income, Securitized Products reported significantly higher revenues QoQ, while Rates revenues slowed and Agency Mortgages remained strong; Equities slowed QoQ, but Derivatives performance remained strong
- EMEA: Fixed Income maintained momentum from previous quarter as Rates revenues increased QoQ and spread products such as Credit and Securitized Products had a solid quarter
- AEJ: In Fixed Income, FX/EM revenues grew substantially and Credit had a robust quarter; Equities reported stronger revenues in both Cash Equites and Derivatives on the back of robust client flows
- Japan: Fixed Income revenues declined from the strong prior quarter, but continued demand for high yield products resulted in robust performance in Structured Rates/Credit, while Equities booked stronger revenues in both Cash Equities and Derivatives driven by continued demand for Japanese and US equities

1. Reporting under US GAAP started in FY2001/02.

13

Wholesale: Investment Banking

NOMURA

Cross-border
Sustainability-related

Net revenue

(billions of yen)



26.4
11.6
16.1
28.1
35.6
QoQ +27%
YoY +35%
FY2019/20
FY2020/21
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y35.6bn (+27% QoQ; +35% YoY)
  - Best quarterly revenues since FY2011/12 3Q underpinned by growth in both Japan and International revenues
  - Japan industrial realignment and business reorganizations and cross-border M&A made solid contributions, while ECM revenues remained strong driven by Japan

Japan
  - Robust quarter in ECM as we executed several high-profile global offerings
  - Supported eight of the top 10 M&A transactions by size announced in 2020; Multiple deal closings lifted M&A revenues by 60% QoQ

International
  - Stronger revenues booked for M&A in all regions, DCM in EMEA and ECM in Americas; Supported multiple fundraising transactions matched to client needs such as SDG bonds (incl. SSA bonds[1]) in DCM and SPACs etc. in ECM
  - Nomura Greentech closed several M&A transactions and saw an increase in announced deals

Executed and closed multiple deals leveraging strengths in each region

Domestic and cross-border M&A

- #1 in Japan-related league table[2]; #11 in global M&A[3]
- #1 in Japan-related M&A for domestic, inbound and outbound deals[4]

GlobalWafers' (Taiwan) acquisition of Siltronic (Germany) (€4.0bn)	Norfund's sale of SN Power (Norway) to Scatec Solar (Norway) (NOK10.9bn ≒ $1.2bn)	GigCapital2's (US/SPAC) merger of UpHealth (US) and Cloudbreak (US) ($1.1bn)
Mitsui Fudosan's TOB of Tokyo Dome, and Yomiuri Shimbun's acquisition of stake in Tokyo Dome (Y266.5bn)	Nitori Holdings' TOB of Shimachu (Y199.7bn)	Outsourcing's acquisition of CPL Resources (Ireland) (€250m)

Financing

- Supported multiple high-profile deals in Japan and overseas
- #4 in Global SSA bond league table[5]

ANA Holdings Global PO (Y320.0bn)	Nippon Building Fund Global PO (Y126.8bn)	Gland Pharma (India) IPO (INR64.8bn ≒ $870m)
Asahi Group HD SB/Green Bond/Subordinated Bond (total: Y410.0bn) Euro-denominated Bond (€1.6bn)	SEVEN & i Holdings SB (Y350.0bn)	NTT Finance SB (Y1trn)
European Union Social Bond (€17.0bn)	IBRD Sustainable Development Bond ($8.0bn/AUD1.7bn)	Charter NEX Films (US) Refinancing ($1.7bn)

Nomura Greentech

- Nomura Greentech involved in several announced deals
- Supported M&A-related financing transactions

Start of Romeo Power (US) by RMG Acquisition (US/SPAC) and Romeo Systems (US) ($900m)	Merger of EVBox (Netherlands) (owned by Engie (France)) and TPG Pace Beneficial Finance (US/SPAC) (€802m)	Management integration of GigCapital3 (US/SPAC) and Lightning eMotors (US) and PIPE (M&A: Undisclosed / PIPE: $125m)

1. Sovereigns, Supranationals and Agency bonds.
2. Source: Refinitiv, Dealogic, Bloomberg (Jan 1, 2020 – Dec 31, 2020).
3. Source: Bloomberg (Jan 1, 2020 – Dec 31, 2020).
4. Source: Refinitiv (Jan 1, 2020 – Dec 31, 2020).
5. Source: Dealogic (Jan 1, 2020 – Dec 31, 2020).

14

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
1,500
1,000
500
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,154.5
1,039.6
265.3
262.2
278.9
285.4
270.8
(billions of yen)
400
300
200
100
0

	FY2018/19	FY2019/20	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q	FY2020/21 3Q	QoQ
Compensation and benefits	497.1	479.4	129.0	104.9	138.3	137.0	**136.8**	**-0.1%**
Commissions and floor brokerage	82.6	106.1	24.6	31.6	28.5	27.7	**26.3**	**-4.9%**
Information processing and communications	166.9	170.3	42.8	43.4	43.2	42.6	**43.5**	**2.1%**
Occupancy and related depreciation	64.9	73.0	16.3	19.2	17.1	19.1	**18.1**	**-5.0%**
Business development expenses	36.9	31.9	8.5	7.6	2.8	3.6	**3.4**	**-6.7%**
Other	306.0	178.8	44.1	55.5	49.0	55.4	**42.6**	**-23.1%**
Total	1,154.5	1,039.6	265.3	262.2	278.9	285.4	**270.8**	**-5.1%**

Key points

- Non-interest expenses: Y270.8bn (-5% QoQ)
  - Compensation and benefits (-0.1% QoQ)
    - ✓ Contained costs, while revenues grew
  - Commissions and floor brokerage (-5% QoQ)
    - ✓ Declined on lower trading volumes at in Americas Equities
  - Occupancy and related depreciation (-5% QoQ)
    - ✓ Declined QoQ as last quarter included one-off costs related to move to Toyosu office
  - Other expenses (-23% QoQ)
    - ✓ Expenses related to legacy transactions and other transaction related expenses declined

15

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2020	Sep 2020	Dec 2020
■ Total assets	Y44.0trn	Y42.7trn	Y44.6trn
■ Shareholders' equity	Y2.7trn	Y2.7trn	Y2.8trn
■ Gross leverage	16.6x	15.6x	16.0x
Net leverage[1]	10.6x	9.9x	9.9x
■ Level 3 assets[2] (net)	Y0.7trn	Y0.5trn	Y0.5trn
■ Liquidity portfolio	Y5.4trn	Y6.3trn	Y5.8trn

(billions of yen)

Basel 3 basis	Mar 2020	Sep 2020[3]	Dec 2020[2]
Tier 1 capital	2,572	2,856	2,954
Tier 2 capital	31	31	9
Total capital	2,602	2,887	2,962
RWA	15,675	14,822	14,838
Tier 1 capital ratio	16.4%	19.2%	19.9%
CET 1 capital ratio[4]	15.3%	17.1%	17.7%
Consolidated capital adequacy ratio	16.6%	19.4%	19.9%
Consolidated leverage ratio[5]	4.83%	5.85%	5.57%
HQLA[6]	Y4.2trn	Y5.9trn	Y5.6trn
LCR[6]	201.1%	248.4%	231.5%

RWA and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
18.0%
15.3%
15.8%
17.1%
17.7%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2019/20
FY2020/21
Dec
Mar
Jun
Sep
Dec

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
26%
28%
19%
16%
17%
30%
20%
10%
0%
FY2019/20
FY2020/21
Dec
Mar
Jun
Sep
Dec

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *December 2020 is preliminary*
3. *Risk assets are currently under review and may be adjusted in future.*
4. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
5. *Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
6. *Daily average for each quarter.*

16

Funding and liquidity    Balance sheet structure    Highly liquid, healthy balance sheet structure –78% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency) –Other assets are funded by equity and long-term debt, ensuring structural stability    Liquidity portfolio2    Liquidity portfolio: –Y5.8trn, or 13% of total assets –Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period    Balance sheet (As of December 2020) <Assets><Liabilities and equity>    Trading liabilities and related1 Trading assets and related1    Other liabilities Short-term borrowings Cash and cash deposits Long-term borrowings Other assets    Total equity    Unsecured funding2    Slightly more than 70% of unsecured funding is long-term debt    Diversified sources of funding    Short-term debt    23%    Long-term debt due within 1yr, 4%    International Bank 32% Loans lending    market Long-term    debt, 74% Euro MTN/Yen, Average retail bonds, etc. Retail maturity Japan market 6.5 years3 68%    Euro    MTN/Other, Wholesale    wholesale market    bonds, etc. Breakdown of Long-term Funding of short-term/long- debt by long-term term debt region debt    1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. 2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.    17

Financial Supplement

Consolidated balance sheet    Consolidated balance sheet    (billions of yen) Mar 31, Dec 31, Increase 2020 2020 (Decrease) Assets    Total cash and cash deposits 3,875 3,927 52 Total loans and receivables 5,117 3,726 -1,391 Total collateralized agreements 15,907 16,952 1,045 Total trading assets and private    equity and debt investments1 16,898 17,610 712 Total other assets1 2,203 2,377 174 Total assets 44,000 44,592 592    Mar 31, Dec 31, Increase 2020 2020 (Decrease) Liabilities    Short-term borrowings 1,487 1,335 -152 Total payables and deposits 4,397 4,361 -36 Total collateralized financing 18,028 17,229 -800 Trading liabilities 8,546 9,768 1,221 Other liabilities 1,034 1,181 147 Long-term borrowings 7,776 7,865 89 Total liabilities 41,269 41,739 470 Equity    Total NHI shareholders’ equity 2,653 2,794 140 Noncontrolling interest 78 60 -18 Total liabilities and equity 44,000 44,592 592    1. Including securities pledged as collateral.    19

Value at risk    Definition    From April 1, 2020, to December 31, 2020 (billions of yen)    99% confidence level    Maximum: 27.0    1-day time horizon for outstanding portfolio    Minimum1: 7.0    Inter-product price fluctuations considered    Average1: 13.9    (billions of yen) FY2018/19 FY2019/20 FY2019/20 FY2020/21    Mar Mar Dec Mar Jun Sep1 Dec Equity 1.1 8.9 1.4 8.9 1.6 3.4 3.1 Interest rate 2.8 22.4 4.8 22.4 17.0 12.0 8.5 Foreign exchange 1.9 5.1 2.5 5.1 3.5 6.1 4.2 Sub-total 5.8 36.3 8.7 36.3 22.1 21.5 15.8 Diversification benefit -1.3 -11.0 -2.3 -11.0 -10.1 -8.5 -6.5 VaR 4.5 25.3 6.3 25.3 12.0 13.0 9.3    1. Value at risk is currently under review and may be adjusted in future.    20

Consolidated financial highlights    Full year    (billions of yen)    300 12% Net income (loss) 217.0 attributable to Nomura 8.2% Holdings, Inc. (“NHI”) 200 8% shareholders    100 4% ROE(%) 0 0% -100     -100.4     -200    Quarter    (billions of yen)    300                21.0% 25% 200    20%    15.6% 12.6% 142.5 15.1% 15% 8.2%    98.4 100    10% 57.1    67.6                5% 0    0% -34.5     -100                FY2018/19 FY2019/20 Net revenue 1,116.8 1,287.8 Income (loss) before income taxes -37.7 248.3 Net income (loss) attributable to Nomura -100.4 217.0 Holdings, Inc. (“NHI”) shareholders    Total NHI shareholders’ equity 2,631.1 2,653.5 ROE (%)1—8.2% Basic-Net income (loss) attributable to NHI -29.90 67.76 shareholders per share (yen)    Diluted-Net income (loss) attributable to NHI -29.92 66.20 shareholders per share (yen)    Total NHI shareholders’ equity per share (yen) 794.69 873.26    FY2019/20 FY2020/21 3Q 4Q 1Q 2Q 3Q 335.0 237.5 460.7 369.0 402.1 69.7 -24.7 181.8 83.6 131.3 57.1 -34.5 142.5 67.6 98.4 2,701.2 2,653.5 2,779.5 2,731.4 2,793.6 12.6% 8.2% 21.0% 15.6% 15.1% 18.07 -11.29 46.77 22.13 32.16 17.63 -11.31 45.65 21.52 31.16 873.68 873.26 909.52 893.25 913.16    1. Quarterly ROE is calculated using annualized year-to-date net income.    21

Consolidated income    Full year Quarter    (billions of yen)    FY2019/20 FY2020/21    FY2018/19 FY2019/20                3Q 4Q 1Q 2Q 3Q Revenue                Commissions 293.1 308.8 79.3 96.1 85.5 92.3 96.7 Fees from investment banking 101.5 103.2 26.8 26.8 10.8 27.0 36.1 Asset management and portfolio service fees 245.5 238.2 61.0 57.3 53.7 57.4 58.6 Net gain on trading 343.0 356.6 109.3 28.9 139.1 131.5 136.4 Gain (loss) on private equity and debt investments 1.0 -0.1 1.5 -3.4 1.1 1.8 1.4 Interest and dividends 777.0 794.5 203.1 176.1 106.5 82.5 89.6 Gain (loss) on investments in equity securities -7.0 -14.7 2.2 -16.2 3.5 1.9 3.5 Other 81.1 166.0 14.3 4.2 113.9 24.9 33.5 Total revenue 1,835.1 1,952.5 497.5 369.7 514.0 419.3 455.9 Interest expense 718.3 664.7 162.5 132.3 53.3 50.3 53.8 Net revenue 1,116.8 1,287.8 335.0 237.5 460.7 369.0 402.1 Non-interest expenses 1,154.5 1,039.6 265.3 262.2 278.9 285.4 270.8 Income (loss) before income taxes -37.7 248.3 69.7 -24.7 181.8 83.6 131.3 Net income (loss) attributable to NHI shareholders -100.4 217.0 57.1 -34.5 142.5 67.6 98.4    22

Main revenue items    Commissions Fees from investment banking Asset management and portfolio service fees    Full year Quarter                FY2018/19 FY2019/20 FY2019/20 FY2020/21 (billions of yen)    3Q 4Q 1Q 2Q 3Q Stock brokerage commissions 192.0 196.5 48.1 63.3 62.9 61.0 65.5 Other brokerage commissions 14.4 14.4 3.0 5.9 4.3 2.9 3.4 Commissions for distribution of investment trusts 56.6 66.7 19.0 18.6 14.1 19.3 18.1 Other 30.0 31.2 9.2 8.2 4.2 9.1 9.6 Total 293.1 308.8 79.3 96.1 85.5 92.3 96.7 Equity underwriting and distribution 30.0 14.0 4.1 2.0 1.5 10.5 10.4 Bond underwriting and distribution 22.7 25.5 6.1 6.1 3.3 5.7 6.4 M&A / Financial advisory fees 33.2 41.6 11.9 12.2 4.7 6.7 13.7 Other 15.5 22.1 4.8 6.6 1.2 4.1 5.6 Total 101.5 103.2 26.8 26.8 10.8 27.0 36.1 Asset management fees 168.7 159.5 40.7 38.6 35.2 37.6 37.2 Administration fees 61.0 62.6 16.3 14.7 14.5 15.7 17.2 Custodial fees 15.8 16.1 4.1 4.0 3.9 4.1 4.2 Total 245.5 238.2 61.0 57.3 53.7 57.4 58.6    23

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2018/19	FY2019/20	FY2019/20		FY2020/21		
			3Q	4Q	1Q	2Q	3Q
Retail	49.5	49.4	17.6	18.4	15.1	22.8	**28.3**
Asset Management	34.2	28.8	9.3	-8.7	19.2	11.4	**22.3**
Wholesale	-111.4	92.2	43.2	10.1	87.9	65.5	**76.9**
Three business segments total	-27.7	170.4	70.2	19.8	122.1	99.7	**127.5**
Other	-2.8	99.2	2.2	-27.9	57.4	-18.0	**1.2**
Segments total	-30.5	269.6	72.4	-8.2	179.5	81.7	**128.7**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-7.2	-21.3	-2.7	-16.6	2.3	2.0	**2.6**
Income (loss) before income taxes	-37.7	248.3	69.7	-24.7	181.8	83.6	**131.3**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year		Quarter				
	FY2018/19	FY2019/20	FY2019/20		FY2020/21		
			3Q	4Q	1Q	2Q	3Q
Americas	-114.1	7.4	16.4	-24.4	40.0	39.2	**47.6**
Europe	-56.9	-14.1	2.3	-19.5	15.0	-8.4	**-2.1**
Asia and Oceania	5.0	19.8	1.0	-3.3	9.2	12.7	**14.0**
Subtotal	-165.9	13.1	19.7	-47.2	64.2	43.4	**59.5**
Japan	128.2	235.2	50.0	22.5	117.6	40.2	**71.8**
Income (loss) before income taxes	-37.7	248.3	69.7	-24.7	181.8	83.6	**131.3**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2020). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

24

Segment “Other”    Income (loss) before income taxes    Full year Quarter (billions of yen)    160    120    99.2    80                57.4 40                2.2 1.2 0     -2.8                 -18.0 -40     -27.9    1 2345                FY2019/20 FY2020/21    FY2018/19 FY2019/20                3Q 4Q 1Q 2Q 3Q Net gain (loss) related to economic 1.8 17.5 2.3 -4.6 5.6 -5.0 1.4 hedging transactions                Realized gain (loss) on investments in equity 0.2 6.6 4.9 0.3 0.7 0.1 0.7 securities held for operating purposes                Equity in earnings of affiliates 32.5 35.0 4.8 13.9 6.6 5.3 10.4 Corporate items -36.0 -22.2 -9.1 -9.9 45.1 -16.0 -15.1 Others -1.3 62.3 -0.8 -27.7 -0.5 -2.4 3.7 Income (loss) before income taxes -2.8 99.2 2.2 -27.9 57.4 -18.0 1.2    25

NOMURA

Retail related data (1)

(billions of yen)	Full year		Quarter						
	FY2018/19	FY2019/20	FY2019/20		FY2020/21			QoQ	YoY
			3Q	4Q	1Q	2Q	3Q		
Commissions	142.8	153.2	42.2	45.4	40.8	46.6	**49.3**	**5.6%**	**16.7%**
Of which, stock brokerage commission	60.2	61.2	17.0	19.1	21.7	20.2	**24.8**	**22.4%**	**45.3%**
Of which, commissions for distribution of investment trust	57.9	66.9	19.2	18.6	13.9	19.6	**18.9**	**-3.5%**	**-1.3%**
Sales credit	55.8	56.8	16.7	12.6	14.0	14.4	**15.8**	**9.2%**	**-5.3%**
Fees from investment banking and other	34.0	23.2	5.5	6.1	2.5	6.8	**6.1**	**-11.1%**	**11.0%**
Investment trust administration fees and other	95.4	92.1	23.2	22.2	20.6	21.8	**22.7**	**4.3%**	**-2.0%**
Net interest revenue	11.5	11.1	2.6	2.5	3.2	3.1	**4.4**	**38.9%**	**70.9%**
Net revenue	339.5	336.4	90.0	88.8	81.1	92.8	**98.2**	**5.8%**	**9.0%**
Non-interest expenses	290.0	286.9	72.4	70.4	66.0	70.0	**69.8**	**-0.2%**	**-3.5%**
Income before income taxes	49.5	49.4	17.6	18.4	15.1	22.8	**28.3**	**24.1%**	**60.5%**
Domestic distribution volume of investment trusts[1]	2,423.7	2,932.1	790.9	833.0	616.7	799.8	**782.0**	**-2.2%**	**-1.1%**
Stock investment trusts	2,130.8	2,519.3	694.8	712.1	533.9	718.8	**696.4**	**-3.1%**	**0.2%**
Foreign investment trusts	292.9	412.8	96.1	120.9	82.8	81.0	**85.6**	**5.7%**	**-10.8%**
Other									
Accumulated value of annuity insurance policies	3,260.7	3,453.7	3,415.4	3,453.7	3,465.5	3,506.9	**3,560.7**	**1.5%**	**4.3%**
Sales of JGBs for individual investors (transaction base)	1,022.8	1,146.9	315.9	297.9	5.1	135.0	**177.3**	**31.4%**	**-43.9%**
Retail foreign currency bond sales	848.9	841.4	266.5	157.5	144.8	161.8	**185.7**	**14.8%**	**-30.3%**

1. *Including former Net & Call.*

26

Retail related data (2)    Retail client assets    (trillions of yen)                140                Other    122.3     121.0 120 114.7    112.2 115.2 Foreign investment    104.0 104.0    trusts 100                Bond investment                trusts 80                Stock investment                trusts 60                Domestic bonds                40                Foreign currency                bonds 20                Equities 0                FY2018/19 FY2019/20 FY2019/20 FY2020/21    Mar Mar Dec Mar Jun Sep Dec Equities 71.9 62.7 78.3 62.7 70.2 72.8 77.2 Foreign currency bonds 6.3 5.8 6.3 5.8 5.6 5.5 5.5 Domestic bonds1 12.5 12.6 12.6 12.6 12.4 12.5 12.5 Stock investment trusts 9.0 7.6 9.2 7.6 8.5 9.0 9.7 Bond investment trusts 6.8 7.2 7.5 7.2 7.4 7.5 8.0 Foreign investment trusts 1.1 1.0 1.1 1.0 1.0 1.1 1.0 Other2 7.1 7.0 7.2 7.0 7.0 6.9 7.1 Total 114.7 104.0 122.3 104.0 112.2 115.2 121.0    Including CBs and warrants. 2. Including annuity insurance.    27

Retail related data (3)    Net inflows of cash and securities1    Full year (billions of yen) 2,400 2,015 1,800 1,200 600 0 -600 -429 FY2018/19 FY2019/20    Quarter                (billions of yen)                2,400                1,800                 1,200                600    424    256    344 0                 -195 -600     -560                FY2019/20    FY2020/21    3Q 4Q 1Q 2Q 3Q    1. Cash and securities inflows minus outflows, excluding regional financial institutions.    28

Retail related data (4)    Number of accounts    (thousands) FY2018/19 FY2019/20 FY2019/20 FY2020/21    Mar Mar Dec Mar Jun Sep Dec Accounts with balance 5,338 5,319 5,328 5,319 5,323 5,323 5,333 Equity holding accounts 2,908 2,920 2,897 2,920 2,935 2,952 2,939 NISA accounts opened (accumulated)1 1,702 1,737 1,728 1,737 1,746 1,753 1,761 Online service accounts 4,569 4,703 4,662 4,703 4,732 4,766 4,818    New Individual accounts / IT share2    Full year Quarter                (thousands) FY2018/19 FY2019/20 FY2019/20    FY2020/21                3Q 4Q 1Q 2Q 3Q New individual accounts 257 203 47 59 43 48 51 IT share2                No. of orders 78% 79% 78% 80% 81% 80% 78% Transaction value 53% 54% 52% 56% 55% 51% 50%    1. Including Junior NISA. 2. Ratio of cash stocks traded via online service.    29

Asset Management related data (1)

NOMURA

Full year[1] / Quarter[1]

(billions of yen)	FY2018/19	FY2019/20	FY2019/20 3Q	FY2019/20 4Q	FY2020/21 1Q	FY2020/21 2Q	FY2020/21 3Q	QoQ	YoY
Revenue (excl. ACI-related gain/loss)	102.9	100.2	26.0	23.4	23.7	24.7	**24.1**	**-2.3%**	**-7.3%**
ACI-related gain/loss	-5.0	-7.6	-0.6	-16.4	10.3	2.2	**13.2**	**6.1x**	**-**
Net revenue	97.8	92.6	25.4	7.0	34.0	26.8	**37.3**	**39.0%**	**46.9%**
Non-interest expenses	63.7	63.8	16.1	15.8	14.9	15.4	**15.0**	**-2.9%**	**-6.8%**
Income (loss) before income taxes	34.2	28.8	9.3	-8.7	19.2	11.4	**22.3**	**95.9%**	**139.6%**

Assets under management by company

(trillions of yen)	FY2018/19 Mar	FY2019/20 Mar	FY2019/20 Dec	FY2019/20 Mar	FY2020/21 Jun	FY2020/21 Sep	FY2020/21 Dec
Nomura Asset Management	53.4	50.6	57.3	50.6	55.8	57.0	**62.7**
Nomura Corporate Research and Asset Management	3.0	2.5	3.1	2.5	2.8	3.0	**3.2**
Assets under management (gross)[2]	56.4	53.2	60.4	53.2	58.7	60.1	**65.9**
Group company overlap	5.0	3.9	4.8	3.9	4.3	4.4	**4.6**
Assets under management (net)[3]	51.4	49.3	55.6	49.3	54.5	55.7	**61.2**

1. *This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI.*
2. *Total assets under management for Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.*
3. *Net after deducting duplications from assets under management (gross).*

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Asset Management related data (2)    Asset inflows/outflows by business1    Full year Quarter                (billions of yen) FY2018/19 FY2019/20 FY2019/20    FY2020/21                3Q 4Q 1Q 2Q 3Q Investment trusts business 2,187 1,788 296 560 1,210 563 588    of which ETFs 2,531 2,133 115 1,130 1,153 618 203 Investment advisory and international 20 302 198 146 -163 -640 678 businesses                Total net asset inflow 2,207 2,090 494 707 1,046 -77 1,266    Domestic public investment trust market and Nomura Asset Management market share2    FY2018/19 FY2019/20 FY2019/20    FY2020/21 (trillions of yen)                Mar Mar Dec Mar Jun Sep Dec Domestic public stock investment trusts                Market 101.5 93.9 109.9 93.9 107.3 113.5 125.2 Nomura Asset Management share (%) 26% 26% 26% 26% 27% 26% 27% Domestic public bond investment trusts                Market 11.6 12.5 13.3 12.5 12.9 13.0 14.3 Nomura Asset Management share (%) 45% 44% 44% 44% 44% 44% 44% ETF                Market 37.4 37.6 43.3 37.6 45.1 47.9 54.8 Nomura Asset Management share (%) 45% 45% 45% 45% 45% 45% 45%    1. Based on assets under management (net).                2. Source: Investment Trusts Association, Japan.                31

Wholesale related data    Full year Quarter                (billions of yen)    FY2019/20 FY2020/21    FY2018/19 FY2019/20                QoQ YoY    3Q 4Q 1Q 2Q 3Q    Net revenue 555.4 648.6 186.5 145.9 248.7 220.3 223.1 1.3% 19.6% Non-interest expenses 666.8 556.4 143.3 135.8 160.8 154.8 146.3 -5.5% 2.1% Income (loss) before income taxes -111.4 92.2 43.2 10.1 87.9 65.5 76.9 17.4% 77.9%    Breakdown of Wholesale revenues1    Full year Quarter                (billions of yen)                FY2019/20 FY2020/21    FY2018/19 FY2019/20                QoQ YoY    3Q 4Q 1Q 2Q 3Q    Fixed Income 232.8 337.5 99.7 78.0 154.9 104.6 98.1 -6.2% -1.6% Equities 220.2 225.4 60.3 56.3 77.7 87.6 89.4 2.0% 48.1% Global Markets 453.0 562.9 160.1 134.3 232.6 192.3 187.5 -2.5% 17.1% Investment Banking 102.3 85.7 26.4 11.6 16.1 28.1 35.6 26.9% 34.7% Net revenue 555.4 648.6 186.5 145.9 248.7 220.3 223.1 1.3% 19.6%    1. This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale segment.    32

Number of employees    FY2018/19 FY2019/20 FY2019/20    FY2020/21    Mar Mar Dec Mar Jun Sep Dec Japan 15,852 15,748 15,971 15,748 16,069 15,807 15,701 Europe 2,909 2,691 2,658 2,691 2,728 2,765 2,751 Americas 2,357 2,120 2,116 2,120 2,164 2,157 2,158 Asia and Oceania1 6,746 6,070 6,554 6,070 6,118 6,140 6,146 Total 27,864 26,629 27,299 26,629 27,079 26,869 26,756    1. Includes Powai office in India.    33

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